EXHIBIT 12.1

WESTLAKE CHEMICAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(millions of dollars)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income before Income Taxes	$1,081	$558	$963	$1,084	$942
Fixed Charges	207	119	68	63	59
Equity Investee Distributions	6	5	6	5	5
Capitalized Interest	(4)	(10)	(10)	(7)	(26)
Noncontrolling interest	(10)	(1)	—	—	—
Equity Investment (Income) Loss	(6)	(4)	(22)	1	(5)
Total Earnings Available for Fixed Charges	$1,274	$667	$1,005	$1,146	$975

Fixed Charges
Interest Expense	$159	$79	$35	$37	$18
Capitalized Interest	4	10	10	7	26
Portion of Rentals	44	30	23	19	15
Total Fixed Charges	$207	$119	$68	$63	$59

Ratio of Earnings to Fixed Charges	6.2	5.6	14.8	18.2	16.5